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                                             Filed by Kellstrom Industries, Inc.
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                  For: Kellstrom Industries, Inc
                                                  Commission File No. 333-56750


                              FOR IMMEDIATE RELEASE

           KELLSTROM INDUSTRIES, INC. ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR 5-3/4% AND 5-1/2% CONVERTIBLE SUBORDINATED NOTES

SUNRISE, FL, April 13, 2001 - Kellstrom Industries, Inc. (NASDAQ: KELL) (the "Company" or "Kellstrom") today announced the extension of its pending exchange offer for all $54 million of its outstanding series of 5-3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and all $86.25 million of its outstanding series of 5-1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6) (the "old notes").

The expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on April 15, 2001, to 5:00 p.m., New York City time, on April 27, 2001. The Company is continuing the process of responding to comments in connection with the Securities and Exchange Commission's ("SEC") review of the Registration Statement. The Registration Statement on Form S-4 is registering the new notes to be issued in the exchange offer. The Company intends to file an amended Registration Statement within the next week.

"This extension allows holders of the old notes a sufficient opportunity to review our Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 10, 2001. We are pleased with the increased level of participation in the exchange offer that has been achieved since our last extension. We intend to complete this process as soon as possible, in order to allow our management to fully focus on its marketing and integration goals, which, once achieved, will be the key factors leading the Company forward," said Yoav Stern, Chairman of the Company.

The complete terms of the exchange offer remain unchanged and are contained in the preliminary Prospectus and Exchange Offer documents dated March 8, 2001.

As of 2:00 p.m., New York City time, on April 13, 2001, the Company received tenders from holders of $22.0 million in aggregate principal amount of the 5-3/4% convertible subordinated notes, representing 40.7% of the outstanding 5-3/4% notes and $9.7 million in aggregate principal amount of the 5-1/2% convertible subordinated notes, representing 11.2% of the outstanding 5-1/2% notes.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and First Union National Bank is the depositary. Copies of the preliminary Prospectus and Exchange Offer documents can be obtained by calling D.F. King at (800) 928-0153. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Kellstrom is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts. Headquartered in Sunrise, FL, Kellstrom specializes in providing: engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce; aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.


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Kellstrom has filed a Registration Statement with the SEC on Form S-4 registering the new notes, the related guarantees and the underlying shares to be offered in the exchange offer as well as a Schedule TO. The Registration Statement and the preliminary Prospectus and Exchange Offer contained in the Registration Statement contain important information about Kellstrom, the exchange offer and related matters. Note holders are urged to read the Registration Statement and the preliminary Prospectus and Exchange Offer, Kellstrom's Schedule TO and any other relevant documents Kellstrom filed with the SEC.

The Registration Statement has not yet become effective. The new notes may not be sold and, although holders of the old notes may tender their old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

Note holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary Prospectus and Exchange Offer document, Kellstrom's Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at
(800) 928-0153. If you have any questions about the exchange offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

The Company, from time to time, may make written or oral statements containing forward-looking information. This press release contains forward-looking statements regarding the exchange offer for its convertible subordinated notes. These forward-looking statements are based on many assumptions and factors, and are subject to many conditions, including adverse consequences relating to the Company's substantial debt, restrictions on the Company's business and operations imposed by the Company's lenders, the Company's ability to properly integrate acquired businesses, the Company's ability to acquire adequate inventory and to obtain favorable pricing for its inventory, possible write-downs of the Company's inventory, the Company's ability to arrange for the servicing of the Company's inventory by third-party contractors before resale or lease, possible product liability claims, customer concentration, and fluctuations in demand for the Company's products, which are dependent upon the condition of the airline industry.

CONTACT: Banc of America Securities
         Sam McNeil/Andrew Karp at (704) 386-1758


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